Exhibit 3.27

CERTIFICATE OF LIMITED PARTNERSHIP

OF

COLLIN COUNTY REHAB ASSOCIATES LIMITED PARTNERSHIP

1. The name of the Partnership is Collin County Rehab Associates Limited Partnership.

2. The registered office of the Partnership in the State of Delaware is at 1209 Orange Street, in the city of Wilmington, County of New Castle. The registered agent at such address is The Corporation Trust company.

3. The name and address of each general partner of the Partnership is as follows:

The Rehabilitation Hospital of Plano, Inc.

600 Wilson Lane

P.O. Box 715

Mechanicsburg, PA 17055

By its execution hereof, the general partner affirms under the penalties of perjury that, to the best of its knowledge and belief, the facts stated in this Certificate are true.

THE REHABILITATION HOSPITAL OF PLANO, INC., General Partner

DATED: June 26, 1991

	By:	/s/ unreadable
	Title:	Vice President/Secretary